Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269610

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated March 30, 2023)

Primary Offering of

16,710,785 Shares of Common Stock Issuable Upon Exercise of Warrants

Secondary Offering of

36,629,724 Shares of Common Stock

2,235,279 Shares of Series A Preferred Stock

NUBURU, INC.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 30, 2023 (as supplemented from time to time, the “Prospectus”), with the information contained in the Current Report on Form 8-K/A, filed by Nuburu, Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on March 31, 2023 (the “Form 8-K/A”), other than the information which was furnished and not filed with the SEC. Accordingly, we have attached the Form 8-K/A to this prospectus supplement. The Prospectus relates to the issuance of up to 16,710,785 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), issuable upon the exercise of warrants, consisting of up to 16,710,785 warrants (the “Public Warrants”), each of which is exercisable at a price of $11.50 per share, originally issued as part of units in the Company’s initial public offering (the “Public Warrant Shares”), and the registration for resale of (i) up to 36,629,724 shares of Common Stock (including up to (a) 30,298,320 shares held by certain former stockholders of Nuburu Subsidiary, Inc. (formerly known as Nuburu, Inc.) (“Legacy Nuburu”), including the Company’s officers and directors (the “Business Combination Shares”), (b) 515,394 shares underlying restricted stock units issued to an officer of the Company (the “Equity Award Shares”), (c) 950,000 shares held by Tailwind Sponsor LLC (the “Sponsor”) and 200,000 shares held by the Sponsor’s permitted transferees (collectively, the “Private Shares”), (d) 195,452 shares issued in a private placement to a certain Selling Securityholder (the “Private Placement Common Shares”), and (e) 4,470,558 shares issuable to certain Selling Securityholders upon the conversion of shares of the Company’s Series A preferred stock, par value $0.0001 per share (“Preferred Stock”) (the “Underlying Common Shares”)) and (ii) up to 2,235,279 shares of Preferred Stock.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is traded on the NYSE American under the symbol “BURU.” Our Public Warrants are traded on the NYSE American under the symbol “BURU WS.” On March 30, 2023, the last quoted sale price for our Common Stock as reported on the NYSE American was $3.72 per share and the last reported sale price of our Public Warrants was $0.06 per warrant. We have not listed, nor do we intend to list, our Preferred Stock on any securities exchange or nationally recognized trading system.

We are a “smaller reporting company” and an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 31, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2023 (February 6, 2023)

Nuburu, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39489	85-1288435
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

7442 S Tucson Way, Suite 130 Centennial, CO 80112	80112
(Address of principal executive offices)	(Zip Code)

(720) 767-1400

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BURU	NYSE American
Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	BURU WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Current Report on Form 8-K (the “Original Report”) originally filed by Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp. (the “Company”), with the United States Securities and Exchange Commission on February 6, 2023, is being filed solely for the purpose of amending the historical financial statements provided under Items 9.01(a) and 9.01(b) in the Original Report to include the audited consolidated financial statements of Nuburu Subsidiary, Inc., a Delaware corporation f/k/a Nuburu, Inc. (“Legacy Nuburu”), as of and for the years ended December 31, 2022 and 2021, the unaudited pro forma condensed combined financial information of the Company and Legacy Nuburu as of and for the year ended December 31, 2022 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Nuburu for the year ended December 31, 2022. This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company subsequent to the filing date of the Original Report and should be read in conjunction with the Original Report.

Capitalized terms used but not defined herein have the meanings assigned to them in the Original Report.

Item 9.01.	Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired.

The audited consolidated financial statements of Legacy Nuburu as of and for the years ended December 31, 2022 and 2021 and the related notes are included as Exhibit 99.1 and are incorporated herein by reference. Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy Nuburu for the year ended December 31, 2022 is also included as Exhibit 99.2 and is incorporated herein by reference.

(b)	Pro Forma Financial Information.

The unaudited pro forma condensed combined financial information of the Company and Legacy Nuburu as of and for the year ended December 31, 2022 is set forth in Exhibit 99.3 hereto and is incorporated herein by reference.

(d)	Exhibits.

Exhibit No.	Description

23.1	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm for Legacy Nuburu.

99.1	Consolidated Financial Statements of Legacy Nuburu as of and for the years ended December 31, 2022 and 2021.

99.2	Management’s Discussion and Analysis and Results of Operations of Legacy Nuburu for the year ended December 31, 2022.

99.3	Unaudited pro forma condensed combined financial statements for the Company and Legacy Nuburu as of and for the years ended December 31, 2022 and 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2023

Nuburu, Inc.

By:	/s/ Brian Knaley
Name:	Brian Knaley
Title:	Chief Financial Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement to Form 8-K/A of our report dated March 1, 2023, relating to the financial statements of Nuburu, Inc., which is contained in that Prospectus. We also consent to the reference to our Firm under the caption “Experts” in the Prospectus.

/s/ WithumSmith+Brown, PC

East Brunswick, New Jersey

March 31, 2023

Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Nuburu, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Nuburu, Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, and in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has sustained recurring operating losses and negative cash flows from operating activities and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

East Brunswick, New Jersey

March 1, 2023

PCAOB ID Number 100

Nuburu, Inc.

Financial Statements

For the Years Ended

December 31, 2022 and 2021

Nuburu, Inc.

Financial Statements for the Years Ended December 31, 2022 and 2021

Nuburu, Inc.

Balance Sheets

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$2,880,254	$6,007,575
Accounts receivable	327,200	223,275
Inventories, net	972,695	410,098
Deferred financing costs	4,258,515	—
Prepaid expenses and other	46,737	70,073

Total current assets	8,485,401	6,711,021

Property and equipment, net	3,771,849	3,980,280
Construction in progress	188,912	—
Right-of-use assets	641,651	—
Deposits	34,359	34,359

TOTAL ASSETS	$13,122,172	$10,725,660

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$4,456,587	$221,188
Accrued expenses	2,312,118	646,863
Operating lease liability	343,049	—
Contract liabilities	178,750	173,050
Convertible notes payable	7,300,000	—

Total current liabilities	14,590,504	1,041,101

Deferred rent	—	96,484
Operating lease liability, net of current portion	373,907	—

Total liabilities	14,964,411	1,137,585

Stockholders’ (deficit) equity:
Preferred stock
Series A preferred stock, $0.0001 par value; 12,000,000 shares authorized, 8,000,000 issued and outstanding; aggregate liquidation preference of $11,707,559 and $11,227,559 at December 31, 2022 and 2021, respectively	800	800
Series A-1 preferred stock, $0.0001 par value; 3,520,914 shares authorized, 3,478,263 issued and outstanding; aggregate liquidation preference of $5,669,728 and $5,429,728 at December 31, 2022 and 2021, respectively	348	348
Series B preferred stock, $0.0001 par value; 4,000,000 shares authorized, 3,123,088 issued and outstanding; aggregate liquidation preference of $20,547,599 and $19,610,673 at December 31, 2022 and 2021, respectively	312	312
Series B-1 preferred stock, $0.0001 par value; 24,625,000 shares authorized, 24,625,000 issued and outstanding; aggregate liquidation preference of $22,513,127 and $21,331,127 at December 31, 2022 and 2021, respectively	2,463	2,463
Series C preferred stock, $0.0001 par value; 1,166,372 shares authorized, 1,166,372 and 1,128,594 issued and outstanding as of December 31, 2022 and 2021, respectively; aggregate liquidation preference of $12,030,361 and $11,303,062 at December 31, 2022 and 2021, respectively	117	113
Common stock, $0.0001 par value; 72,000,000 shares authorized, 10,782,091 and 9,999,051 shares issued and outstanding as of December 31, 2022 and 2021, respectively	1,077	999
Additional paid-in capital	59,344,952	56,646,247
Accumulated deficit	(61,192,308)	(47,063,207)

Total stockholders’ (deficit) equity	(1,842,239)	9,588,075

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$13,122,172	$10,725,660

The accompanying notes are an integral part of the financial statements.

Nuburu, Inc.

Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2022	2021
Net revenues	$1,440,428	$376,665
Cost of revenues
Materials	472,440	24,605
Direct labor	1,742,796	570,432
Direct job costs	2,391,796	822,509
Overhead	252,567	348,723

Total cost of revenues	4,859,599	1,766,269

Gross deficit	(3,419,171)	(1,389,604)
Operating expenses
Research and development	4,546,057	2,463,307
Sales and marketing	708,144	1,647,552
General and administrative	5,324,417	3,884,677

Total operating expenses	10,578,618	7,995,536
Loss from operations	(13,997,789)	(9,385,140)

Other income (expense)
Interest income	43,976	1,165
Interest expense	(175,288)	—

Total other income (expense)	(131,312)	1,165

Net loss and comprehensive loss	$(14,129,101)	$(9,383,975)

Net loss available to common stockholders	$(17,317,546)	$(12,240,023)

Net loss per common share – basic and diluted	$(1.64)	$(1.23)
Weighted average common shares outstanding – basic and diluted	10,590,335	9,973,846

The accompanying notes are an integral part of the financial statements.

Nuburu, Inc.

Statements of Stockholders’ (Deficit) Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated deficit	Total stockholders’ (deficit) equity
	Shares	Amount	Shares	Amount
Balances at January 1, 2021	39,226,351	$3,923	9,949,051	$994	$50,554,228	$(37,679,232)	$12,879,913
Issuance of Series C preferred stock	1,128,594	113	—	—	5,642,857	—	5,642,970
Issuance of common stock – options exercised	—	—	50,000	5	7,795	—	7,800
Share based compensation	—	—	—	—	441,367	—	441,367
Net loss	—	—	—	—	—	(9,383,975)	(9,383,975)

Balances at December 31, 2021	40,354,945	$4,036	9,999,051	$999	$56,646,247	$(47,063,207)	$9,588,075
Issuance of Series C preferred stock	37,778	4	—	—	188,886	—	188,890
Issuance of common stock – options exercised	—	—	783,040	78	147,479	—	147,557
Share based compensation	—	—	—	—	2,362,340	—	2,362,340
Net loss	—	—	—	—	—	(14,129,101)	(14,129,101)

Balances at December 31, 2022	40,392,723	$4,040	10,782,091	$1,077	$59,344,952	$(61,192,308)	$(1,842,239)

The accompanying notes are an integral part of the financial statements.

Nuburu, Inc.

Statements of Cash Flows

	Year Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(14,129,101)	$(9,383,975)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	450,505	546,944
Share based compensation expense	2,362,340	441,367
Loss on disposal of property and equipment	—	147,469
Excess and obsolete inventory reserve adjustments	(590,137)	236,748
Inventory lower of cost and net realizable value adjustments	332,021	329,331
Changes in operating assets and liabilities:
Inventories	(199,429)	(234,503)
Accounts receivable	(103,925)	(170,275)
Prepaid expenses and other	23,336	(45,813)
Operating lease right-of-use asset	292,932	—
Accounts payable	628,702	(24,147)
Accrued expenses	1,013,437	223,631
Contract liabilities	5,700	137,274
Operating lease liability	(314,111)	—
Deferred rent	—	(10,846)

Net cash used in operating activities	(10,227,730)	(7,806,795)

Cash flows from investing activities
Proceeds from the sale of property and equipment	—	195,492
Purchases of property and equipment	(536,038)	(426,445)

Net cash used in investing activities	(536,038)	(230,953)

Cash flows from financing activities
Proceeds from issuance of convertible promissory note	7,300,000	—
Proceeds from issuance of common stock - options exercised	147,557	7,800
Proceeds from issuance of preferred stock	188,890	5,642,970

Net cash provided by financing activities	7,636,447	5,650,770

Net decrease in cash and cash equivalents	(3,127,321)	(2,386,978)
Cash and cash equivalents, beginning of period	6,007,575	8,394,553

Cash and cash equivalents, end of period	$2,880,254	$6,007,575

Supplemental non-cash investing and financing activities:
Right-of-use asset obtained in exchange for new operating lease liability	$934,583	$—
Deferred financing costs included in accounts payable and accrued expenses	$4,258,515	$—

The accompanying notes are an integral part of the financial statements.

Nuburu, Inc.

Notes to Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Nuburu, Inc. (“Nuburu” or the “Company”) is a Delaware corporation, located in Centennial, Colorado. The Company was formed on January 8, 2015 and filed a restated certificate with Delaware on March 21, 2015. Nuburu is developing high power, precision “blue light engine” lasers for the metal processing and 3D printing industries.

Basis of Presentation, Going Concern and Management’s Liquidity Plans

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2022, the Company has an accumulated deficit of $61,192,308 and negative working capital of $6,105,103. During the year ended December 31, 2022, the Company sustained a net loss of $14,129,101 and used net cash in operating activities of $10,227,730 and, as of December 31, 2022, has cash and cash equivalents on hand of $2,880,254, which factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s inability to continue as a going concern may potentially affect the Company’s rights and obligations under its issued and outstanding convertible notes. The Company plans to finance its operations with proceeds from the sale of equity securities or debt; however, there is no assurance that management’s plans to obtain additional debt or equity financing will be successfully implemented or implemented on terms favorable to the Company. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions made by management include, but are not limited to, the Company’s inventory reserve and valuation of stock-based awards and warrants issued. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short term, highly liquid investments, which are readily convertible to cash and have remaining maturities of three months or less at the date of acquisition. Cash and cash equivalents are held in U.S. financial institutions or in custodial accounts with U.S. financial institutions. The Company currently has bank deposits with financial institutions in the U.S. that exceed Federal Deposit Insurance Corporation insurance limits of $250,000. At December 31, 2022 and 2021, all of the cash on hand was considered cash equivalents.

Concentrations of Credit Risk, Other Risks and Uncertainties

The Company’s financial instruments that are subject to credit risk are cash and cash equivalents. At December 31, 2022 and 2021, substantially all of the Company’s cash and cash equivalents were held in one large financial institution located in the United States. Management believes the financial risk associated with these balances is minimal and has not experienced any losses to date. The Company generally requires deposits from its customers. The Company’s accounts receivable were derived from billings to customers.

Nuburu, Inc.

Notes to Financial Statements - Continued

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, competition from substitute products and larger companies, protection of proprietary technology, ability to maintain distributor relationships and dependence on key individuals.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, primarily due to their short-term nature.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables consist of uncollateralized obligations due from customers under normal trade terms. The carrying value of the receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The allowance for doubtful accounts is estimated by management based on the nature and the age of outstanding receivables, historical collection experience and existing economic conditions. Past due receivables are written off when the Company’s collection efforts have been deemed unsuccessful in collecting the amounts past due. Bad debt recoveries are credited to the allowance account as collected. There was no allowance for doubtful accounts recorded at December 31, 2022 and 2021.

Inventories, net

All inventories are stated at the lower of cost determined on the first in, first out basis or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. At December 31, 2022 and 2021, the Company’s inventory reserve was $292,990 and $995,785, respectively. The inventory reserve relates to slow moving and obsolete inventory and is included within inventory on the balance sheets.

The Company recorded an inventory lower of cost and net realizable value adjustment of $332,021 and $329,331 during the years ended December 31, 2022 and 2021, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization of property and equipment on the straight-line basis for financial accounting purposes, and on an accelerated basis for tax purposes, over the estimated useful life of the respective asset.

Maintenance and repairs are charged to expense as incurred and major renewals or betterments which extend the life of such assets are capitalized based on the shorter of life of lease or estimated useful life. The net gain or loss on property retired or otherwise disposed of is credited or charged to operating expenses and the costs and accumulated depreciation and amortization are removed from the accounts.

Nuburu, Inc.

Notes to Financial Statements - Continued

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Description	Years
Computer equipment	5
Office furniture and equipment	7
Leasehold improvements	Lease term or useful life, whichever is shorter
Machinery and equipment	10

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, and operating lease liabilities, current and noncurrent, on our balance sheets. The Company currently does not have any finance lease arrangements.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date of the lease in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our lease terms may include an option to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

The Company reviews long lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets being reviewed for impairment, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. There was no impairment loss recognized for the years ended December 31, 2022 or 2021.

Revenue Recognition

The Company’s primary business activity involves sales and installation services of high-powered lasers. The Company has sales to customers throughout the U.S., Europe, and Asia. All sales are settled in U.S dollars. The Company accounts for revenue contracts with customers by applying the requirements of Accounting Standards Codification (ASC) 606, Revenues from Contracts with Customers, which includes the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation.

Nuburu, Inc.

Notes to Financial Statements - Continued

In all sales arrangements, revenues are recognized when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Additional details regarding revenue recognition are included in Note 7, Revenue.

Income Taxes

Income taxes are accounted for in accordance with the provisions of FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Income taxes are recognized for the current year and for the impact of deferred tax assets and liabilities, which represent the future tax consequences of events that have been recognized differently in the financial statements than for income tax purposes. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax assets and liabilities.

In the event the future consequences of differences between financial reporting bases and tax bases of assets and liabilities result in a deferred tax asset, the Company performs an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a net deferred tax asset is recorded when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company recorded a full valuation allowance as of December 31, 2022 and 2021, as it is more likely than not that the Company will not be able to utilize the net deferred tax assets in the foreseeable future (see Note 12, Income Taxes). The Company maintains valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances.

The Company recognizes in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of operating expense. Management has evaluated the Company’s tax positions and concluded the Company has taken no uncertain tax positions that would require adjustment to the financial statements to comply with the provisions of this guidance. As there were no uncertain tax positions as of December 31, 2022 and 2021, no interest or penalties were recorded to operating expense. Tax returns filed by the Company remain open to federal and state income tax examinations through the statutory time periods.

Cost of Revenue

Cost of revenue primarily consists of the cost of materials, overhead and employee compensation associated with the manufacturing of our high-powered lasers. Product cost also includes lower of cost or net realizable value inventory, or LCNRV, adjustments if the carrying value of the inventory is greater than its net realizable.

Research and Development Costs

Research and development consist of costs primarily related to compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services and laboratory supplies incurred to further the Company’s commercialization development efforts. Research and development costs are charged to operations when incurred and are included in operating expenses.

Nuburu, Inc.

Notes to Financial Statements - Continued

Selling and Marketing Costs

Selling and marketing expenses consist primarily of compensation and related costs for the Company’s direct sales force, sales management, marketing and include stock-based compensation, employee benefits and travel expenses. Selling and marketing expenses also include costs related to trade shows and marketing programs. Selling and marketing costs are expensed as incurred.

General and Administrative Costs

General and administrative expenses consist primarily of compensation and related costs for finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include third-party consulting and advisory services, legal, audit, accounting services and facilities costs. General and administrative costs are expensed as incurred.

Stock-Based Compensation Expense

The Company measures and recognizes the compensation expense for all stock-based awards made to employees based on estimated grant date fair values. The fair value of employee stock options is estimated on the date of grant using the Black-Scholes model. The fair value for time-based stock awards is based on the grant date share price reduced by the present value of the expected dividend yield prior to vesting. The fair value of market-based stock awards is estimated using an option-pricing model on the date of grant. Stock-based compensation expense is reduced for forfeitures. The Company accounts for forfeitures as they occur.

Net Loss Per Share

The Company’s basic net loss attributable to common stockholders per share is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding for the period. Contingently issuable shares are included in the computation of basic net loss per share as of the date that all necessary conditions have been satisfied and issuance of the shares is no longer contingent. The diluted net loss per share is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury stock method. For purposes of this calculation, stock options, restricted stock units and warrants to purchase common stock are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive.

Recent Accounting Pronouncements

In September 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. For smaller reporting companies, as defined by the SEC, ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2022. The standard is effective for the Company on January 1, 2023. The Company does not expect significant changes to our financial statements and related notes in order to comply with ASU 2016-13.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases, and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13, in January 2018 within ASU 2018-01, in July 2018 within

Nuburu, Inc.

Notes to Financial Statements - Continued

ASU 2018-11, in December 2018 within ASU 2018-20, in March 2019 within ASU 2019-01, in November 2019 within ASU 2019-10, in February 2020 within ASU 2020-02, in September 2020 within ASU 2020-05, in July 2021 within ASU 2021-05, and November 2021 within ASU 2021-09 (collectively, Topic 842). Topic 842 supersedes Topic 840, Leases, and requires lessees to recognize all leases on their balance sheets, with the exception of short-term leases, as a right-of-use asset and a corresponding lease liability measured at the present value of the lease payments. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard requires expanded disclosures regarding leasing arrangements. Effective January 1, 2022, the Company adopted Topic 842 using a modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. There was no cumulative-effect adjustment recorded to retained deficit upon adoption.

Topic 842 provides several optional practical expedients in transition. The Company elected to use the package of practical expedients permitted under the transition guidance, which allows the Company not to reassess its prior conclusions about lease identification, lease classification and initial direct costs for any leases that existed prior to January 1, 2022. The Company did not elect to use the other practical expedients provided.

Upon adoption, the Company recognized the right-of-use asset and operating lease liability totaling $934,584 and $1,031,067, respectively, to reflect the present value of remaining lease payments under an existing lease arrangement with no impact to the opening balance of retained deficit as a result of adoption. The difference between the leased asset and lease liability represents the existing deferred rent liability balance, resulting from historical straight-lining of an operating lease, which was effectively reclassified upon adoption to reduce the measurement of the leased asset.

In determining the present value of lease payments, the Company uses the rate implicit in the lease or when such rate is not readily available, the Company utilizes its incremental borrowing rate based on the information available at the lease commencement date. Lease expense is recognized on a straight-line basis over the expected lease term. In determining the expected lease term, the Company may include options to extend or terminate the lease when it is reasonably certain that it will exercise any such option. Results for reporting periods beginning January 1, 2022 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 840, Leases. For more information on the impact of adoption and the disclosures required by the new standard, refer to Note 6, Commitments and Contingencies.

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This ASU simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock. The amendments in ASU 2020-06 further revise the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. The standard is effective for the Company on January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

Nuburu, Inc.

Notes to Financial Statements - Continued

Note 2: Property and Equipment

Property and equipment at December 31, 2022 and 2021 consist of the following:

	December 31, 2022	December 31, 2021
Machinery and equipment	$4,827,626	$4,534,801
Leasehold improvements	810,248	810,248
Furniture and office equipment	180,747	180,747
Computer equipment and software	136,282	81,981

	5,954,903	5,607,777
Less accumulated depreciation and amortization	(2,183,054)	(1,627,497)

Property and equipment, net	$3,771,849	$3,980,280

Depreciation and amortization expense related to property and equipment was $450,505 and $546,944 during the years ended December 31, 2022 and 2021, respectively.

Losses from the disposal of property and equipment was nil and $147,469 during the years ended December 31, 2022 and 2021, respectively, and is included in selling and administrative expenses in the statements of operations and comprehensive loss.

Note 3: Inventories

Inventories at December 31, 2022 and 2021 consist of the following:

	December 31, 2022	December 31, 2021
Raw materials and supplies	$1,011,421	$864,771
Work-in-process	15,213	69,435
Finished goods	239,051	471,677

	1,265,685	1,405,883
Less inventory reserve	(292,990)	(995,785)

Total	$972,695	$410,098

The Company wrote down inventory due to scrap of $444,679 and nil during the years ended December 31, 2022 and 2021, respectively.

Note 4: Debt

Convertible Promissory Notes

In March, October and December 2022, the Company entered into Convertible Promissory Note Agreements, or the Convertible Note Agreements, with its current investors to sell convertible promissory notes, or 2022 Notes. During the year ended December 31, 2022, the Company received gross proceeds of $7,300,000 under the Convertible Note Agreements. The 2022 Notes carries a simple interest rate of 8% per annum. Pursuant to their terms, the 2022 Notes would convert to Nuburu common stock at a discount of 15%. Interest expense for the year ended December 31, 2022 was $175,288. The 2022 Notes mature in December 2023 unless previously converted.

Nuburu, Inc.

Notes to Financial Statements - Continued

The Convertible Note Agreement provides for the conversion of the 2022 Notes at the option of the investor majority, and at any time, into shares with rights, privileges, preferences and restrictions as shares of stock issued to investors investing new capital in a financing event at the then applicable conversion price.

In January 2023, the Company entered into additional Convertible Note Agreements with our current investors and received gross proceeds of $4,100,000 under the additional Convertible Note Agreements. The Convertible Note Agreements carry the same terms as the 2022 Notes described above.

Note 5: Deferred Financing Costs

The Company capitalizes qualified legal and other direct costs related to efforts to raise capital through a sale of common stock pursuant to a merger or acquisition. These costs are recorded in deferred financing costs in the accompanying balance sheets and will be deferred until the completion of a merger or acquisition, at which time they will be reclassified to additional paid-in capital as a reduction of the merger or acquisition proceeds. If the Company terminates its plans for a merger or acquisition or significantly delays such plan, any deferred costs will be expensed at that time. At December 31, 2022, the Company recorded deferred financing costs of $4,258,515 in the accompanying balance sheets. There were no deferred financing costs as of December 31, 2021.

Note 6: Commitments and Contingencies

Operating Lease

The Company leases office space in Centennial, Colorado under a noncancelable operating lease agreement. The Company leases and occupies approximately 27,900 square feet of office space, which expires in December 2024. In recognition of the ROU asset and the related lease liability, the options to extend the lease term have not been included as the Company is not reasonably certain that it will exercise any such option.

At December 31, 2022, the weighted-average remaining lease term in years is 2.0 years and the weighted-average discount rate used is 5.5%.

During the year ended December 31, 2022, the Company recognized the following lease costs arising from the lease transaction:

Year Ended December 31, 2022
Operating lease cost	$340,146

The Company recognized the following cash flow transactions arising from the lease transaction:

Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liability	$361,324
Right-of-use assets obtained in exchange for new operating lease liability	$934,583

Nuburu, Inc.

Notes to Financial Statements - Continued

At December 31, 2022, the future payments and interest expense for the operating lease is as follows:

Years Ending December 31,	Future Payments
2023	$372,214
2024	383,383

Total undiscounted cash flows	$755,597
Less: imputed interest	(38,640)

Present value of lease liabilities	$716,957

The rent expense for operating leases for the year ended December 31, 2021 using the accounting guidance in effect at that time was $361,715.

At December 31, 2021, the future minimum payments for the operating leases were as follows:

Years Ending December 31,	Future Minimum Payments
2022	$361,324
2023	372,214
2024	383,383

Total	$1,116,921

Legal Proceedings

In the normal course of business, the Company may become involved in legal proceedings. The Company will accrue a liability for legal proceedings when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. At December 31, 2022 and 2021, the Company was not involved in any material legal proceedings.

Purchase Commitments

At December 31, 2022, the Company had $657,112 in outstanding firm purchase commitments to acquire inventory and research and development parts from suppliers for the Company’s ongoing operations.

Note 7: Revenue

The Company’s primary business activity involves sales and installation services of high-powered lasers. The Company has sales to customers throughout the U.S., Europe, and Asia. All sales are settled in U.S dollars.

At contract inception, the Company assesses the goods or services promised within each contract and determines the performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes revenue for the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Nuburu, Inc.

Notes to Financial Statements - Continued

Determining the method and amount of revenue to recognize requires the Company to make judgments and estimates which include determining whether the performance obligation is satisfied over time or at a point in time, the selection of method to measure progress towards completion, and determining if the contract includes any variable consideration or material right elements.

The Company’s primary performance obligations include product sales and installation services. Revenue for product sales is recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Revenue for installation services is recognized over time, as the service is rendered. For this performance obligation, the Company has a right to consideration from customers that corresponds directly with the value to the customers of the Company’s performance completed to date, and as such, the Company recognizes revenue in the amount to which it has a right to invoice the customer. Typically, invoices are issued upon shipment or completion of services, which varies based on the product and service duration.

The Company allocates the transaction price based on the estimated relative standalone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions; the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved standard pricing related to the performance obligations.

Special consideration is given to change orders. A change order will be treated as a separate contract if the additional goods or services are distinct. The payment terms and conditions in customer contracts vary. However, the Company typically does not have contracts with customers in which payment terms are greater than 90 days. As such, the Company does not assess whether a significant financing component exists if the period between when it performs its obligations under the contract and when the customer pays, is one year or less.

Contract liabilities consist of customer deposits that are applied to invoices as the performance obligation is performed. Accounts receivable and contract liabilities as of December 31, 2022 and 2021, were as follows:

	Accounts Receivable	Contract Liabilities
January 1, 2021	$53,000	$35,776
December 31, 2021	$223,275	$173,050
December 31, 2022	$327,200	$178,750

During the years ended December 31, 2022 and 2021, the Company recognized $1,800 and $10,776 of revenue that was included in the contract liabilities balance at the beginning of the reporting period, respectively.

The Company recognizes freight and shipping costs associated with outbound freight after control over a product has transferred to a customer, as a fulfillment cost and includes those costs in materials within cost of revenues. Revenue received from shipping and handling fees is reflected in net revenues.

The Company’s standard terms and conditions which are applicable to the Company’s contracts covering the sale of its products include warranty provisions that provide assurance to its customers that the products will comply with agreed upon specifications, which is standard in the industry. The product warranty is accounted for in accordance with the guidelines under ASC 460-10, Guarantees. Therefore, losses from warranty obligations are accrued when the amount of loss can be reasonably estimated, and the information is available before the financial statements are issued or are available to be issued.

Nuburu, Inc.

Notes to Financial Statements - Continued

The Company has determined that the nature, amount, timing, and uncertainty of revenue and cash flow are most significantly affected by their customer concentration, changes in technology, and adverse changes in the economy that may have an adverse impact on the ability of customers to contract with and pay the Company.

Revenues from contracts with customers are disaggregated as follows:

	Year Ended December 31,
	2022	2021
Revenues recognized at a point in time	$1,438,628	$365,889
Revenues recognized over time	1,800	10,776

Total	$1,440,428	$376,665

During the years ended December 31, 2022 and 2021, the Company recognized $677,102 and $49,989 of revenue from government entities, respectively.

Note 8: Preferred Stock

The rights and preferences of the preferred stock are as follows:

Dividends - The preferred stock Series A, A-1, B, B-1, and C are subject to a cumulative annual dividend rate of 6% per share (which shall accrue from day to day) on the Series’ Original Issue Price, whether or not declared. At December 31, 2022, $3,707,559 in Series A preferred stock dividends, $1,669,728 in Series A-1 preferred stock dividends, $4,932,159 in Series B preferred stock dividends, $2,813,127 in Series B-1 preferred stock dividends, and $366,641 in Series C preferred stock dividends were in arrears. At December 31, 2021, $3,227,559 in Series A preferred stock dividends, $1,429,728 in Series A-1 preferred stock dividends, $3,995,233 in Series B preferred stock dividends, $1,631,127 in Series B-1 preferred stock dividends, and $17,122 in Series C preferred stock dividends were in arrears.

Liquidation - In the event of liquidation, dissolution, or winding up of the Company, or a merger or a similar extraordinary transaction, preferred stockholders are entitled to receive, on a pari passu basis and in preference to common stockholders, an amount equal to the original purchase price plus cumulative annual dividends at a rate of 6% per annum. Upon a liquidation event, at December 31, 2022, preferred stock holders’ liquidation value amounts to $11,707,559, $5,669,728, $20,547,599, $22,513,127 and $12,030,361 for Series A, Series A-1, Series B, Series B-1 and Series C, respectively.

Voting - On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of the stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by each holder are convertible, as of the record date, for determining stockholders entitled to vote on such matter.

Conversion - Preferred shares are convertible into one common stock at the conversion prices based on the preferred stock series. Series A preferred stock is convertible at $1.00 per share, Series A-1 convertible at $1.15, Series B at $5.00 per share, Series B-1 at $0.80 per share, and Series C at $5.00 per share. All preferred share series can be converted into common at any time.

Note 9: Stock-Based Compensation

The Company has an employee stock-based compensation plan under which options may be granted to attract and retain talent, provide additional incentive, and promote the success of the Company. Under this plan, the maximum aggregate number of Company shares that may be granted is 11,580,870 shares. As of December 31, 2022, there were 3,466,617 shares available for grant under the plan.

Nuburu, Inc.

Notes to Financial Statements - Continued

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company’s statements of operations and comprehensive loss is classified as follows:

	Year Ended December 31,
	2022	2021
Cost of revenues	$988,003	$9,228
Research and development	143,439	11,925
Sales and marketing	46,299	80,038
General and administrative	1,184,599	340,176

Total stock-based compensation expense	$2,362,340	$441,367

The Company’s stock-based compensation expense is based on the value of the portion of stock-based payment awards that are ultimately expected to vest. During the years ended December 31, 2022 and 2021, stock-based compensation relating to stock-based awards granted to consultants was $961,040 and $309,446, respectively.

Restricted Stock Units

The Company grants Restricted Stock Units, or RSUs, to its employees for their services with a liquidity event requirement. The RSUs granted to employees vest over a period of time from the grant date and will be released and settled upon a liquidity event requirement. Liquidity events are achieved through either an Initial Public Offering or the occurrence of a Change in Control event. The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2022 was $3.15 per share. No RSUs were granted prior to December 31, 2021.

A summary of the Company’s RSU activity and related information is as follows:

	RSUs
	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2021	—	$—
RSUs Granted	1,053,000	3.15
RSUs Vested	—	—
RSUs Forfeited	—	—

Unvested at December 31, 2022	1,053,000	$3.15
Vested and unreleased	—

Outstanding at December 31, 2022	1,053,000

The total grant date fair value of RSUs awarded was $3,316,950 for the year ended December 31, 2022. The total grant date fair value of RSUs vested was nil for the year ended December 31, 2022.

At December 31, 2022, total unrecognized stock-based compensation cost related to RSUs, net of forfeitures, was $2,468,497, which is expected to be recognized over a remaining weighted average period of 3.0 years. As of December 31, 2022, all of the RSUs are expected to vest based on the Company’s expectation of the liquidity event requirement being met.

Nuburu, Inc.

Notes to Financial Statements - Continued

Stock Options

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. The options vest according to a vesting schedule and expire on the tenth anniversary of each respective grant date. Management anticipates the average term of the options will be five years. Management has reserved a pool of shares to be issued when the options are exercised.

A summary of the Company’s stock option activity and related information is as follows:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2021	6,122,120	$1.03	8.0	$12,985,500
Options granted	2,630,000	3.15
Options exercised	(783,040)	0.19
Options forfeited	(1,889,613)	0.41

Options outstanding at December 31, 2022	6,079,467	$2.25	7.9	$5,484,316

Options exercisable at December 31, 2022	3,116,791	$1.66	7.0	$4,495,425
Options vested and expected to vest at December 31, 2022	6,079,467	$2.24	7.9	$5,484,316

The weighted-average grant date fair value of options granted to employees and consultants was $1.44 and $3.07 per share for the years ended December 31, 2022 and 2021, respectively.

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying common stock and the exercise price of outstanding, in-the-money options. The aggregate intrinsic value of options exercised was $2,319,018 and $152,700 for the years ended December 31, 2022 and 2021, respectively.

At December 31, 2022, total unrecognized stock-based compensation cost related to stock options granted to employees, net of forfeitures, was $2,852,968, which is expected to be recognized over a weighted-average period of 1.4 years.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions including the fair value of the Company’s common stock, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards. The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ

Nuburu, Inc.

Notes to Financial Statements - Continued

from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2022 and 2021 are as follows:

	Year Ended December 31,
	2022	2021
Risk free interest rate	2.62%	0.86%
Expected dividend yield	0.0%	0.0%
Expected volatility	42%	36%
Expected life (years)	5.8	5.0

Note 10: Warrants

On September 1, 2017, in connection with the sale of additional stock to stockholders, the Company issued a warrant to a stockholder to purchase 500,000 shares of common stock, at an exercise price of $2.20. The warrant may be exercised during the period beginning on the date of grant through the exercise expiration date, August 31, 2027. As of December 31, 2022, the warrant remains outstanding.

On May 16, 2019, in connection with the execution of a promissory note payable with a stockholder, the Company issued a warrant to purchase 3,500,000 shares of common stock, at an exercise price of $2.24. The warrant may be exercised during the period beginning on the date of grant through the exercise expiration date, May 16, 2024. As of December 31, 2022, the warrant remains outstanding.

Note 11: Fair Value Measurements

U.S. GAAP provides a uniform framework for the definition, measurement and disclosure of fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Such accounting guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2	Significant other observation inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3	Significant unobservable inputs that reflect an entity’s own assumptions about the assumption that market participants would use in pricing an asset or liability.

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value of the stock options and warrants granted were determined using Level 3 inputs, based on a binomial pricing model (Black Scholes). The assumptions and methodology used are reviewed by management to ensure the estimated fair value complies with accounting standards generally accepted in the United States (Notes 9 and 10).

Nuburu, Inc.

Notes to Financial Statements - Continued

Note 12: Income Taxes

The components of income tax expense (benefit) consisted of the following:

Year Ended December 31,
	2022	2021
Current	$—	$—
Deferred	—	—

Total income tax expense	$—	$—

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31, 2022 and 2021, is as follows:

	Year Ended December 31,
	2022	2021
Tax benefit at the statutory rate	$(2,967,112)	$(1,970,635)
Increase (decrease) in taxes resulting from:
State taxes	(767,514)	1,346,746
Stock-based compensation	102,560	—
Research and development tax credits	(73,558)	(278,596)
Other	24,868	31,214
Change in valuation allowance	3,680,756	871,271

Total income tax benefit	$—	$—

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

	As of December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$9,469,767	$6,909,965
Research and development credits	1,229,181	1,155,623
Capitalized pre-business expenses	2,563,946	2,690,320
Accrued expenses	26,290	69,965
Stock based compensation	481,062	64,476
Inventory reserve	64,726	209,410
Operating lease liability	158,388	—
Capitalized §174 R&D Costs	919,466	—

Total deferred tax assets before valuation allowance	14,912,826	11,099,759
Less valuation allowance	(14,506,698)	(10,825,941)

Subtotal deferred tax assets	406,128	273,818
Deferred tax liabilities:
Fixed assets	(264,377)	(273,818)
Right-of-use assets	(141,751)	—

Total deferred tax liabilities	(406,128)	(273,818)

Net deferred tax asset (liability)	$—	$—

Nuburu, Inc.

Notes to Financial Statements - Continued

Effective for tax years beginning after December 31, 2021, taxpayers are required to capitalize any expenses incurred that are considered incidental to research and experimentation (R&E) activities under IRC Section 174. While taxpayers historically had the option of deducting these expenses under IRC Section 174, the December 2017 Tax Cuts and Jobs Act mandates capitalization and amortization of R&E expenses for tax years beginning after December 31, 2021. Expenses incurred in connection with R&E activities in the US must be amortized over a 5-year period if incurred, and R&E expenses incurred outside the US must be amortized over a 15-year period. R&E activities are broader in scope than qualified research activities that are considered under IRC Section 41 (relating to the research tax credit). For the year ended December 31, 2022, the Company performed an analysis based on available guidance and determined that it will continue to be in a loss position even after the required capitalization and amortization of its R&E expenses. The Company will continue to monitor this issue for future developments, but it does not expect R&E capitalization and amortization to require it to pay cash taxes now or in the near future. Also effective for tax years beginning after December 31, 2021, companies are subject to further limitations on the tax deductibility of interest expense, which becomes limited to approximately 30% of adjusted earnings before interest and income tax expense. Interest expense that is limited for tax purposes may be carried forward indefinitely.

At December 31, 2022 and 2021, the Company had approximately $42,000,000 and $33,000,000, respectively, of unused federal net operating losses and approximately $15,000,000 and $13,400,000, respectively, of unused state net operating loss carryforwards, that may be applied against future federal and state taxable income. If not utilized, the Company has approximately $1,300,000 of federal and $1,300,000 of state carryforwards at December 31, 2022 and 2021, that expire in the year 2035 through 2037 with the remainder having an indefinite carryforward yet being subject to 80% limitation as a result of the Tax Cuts and Jobs Act. In addition, the Company had federal research credit carryforwards as of December 31, 2022 and 2021 of approximately $1,200,000 and $1,100,000, respectively, of which will expire in the year 2035 through 2043, if not utilized.

As of December 31, 2022 and 2021, the Company has determined that it is more likely than not that the Company will not recognize the future tax benefit of the loss carryforwards and the capital losses, and has recognized a valuation allowance of approximately $14,507,000 and $10,826,000, respectively. The valuation allowance increased by approximately $3,681,000.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more “5-percent stockholders” increase their ownership, in the aggregate, by more than 50 percentage points over a 36-month time period testing period, or beginning the day after the most recent ownership change, if shorter.

Nuburu, Inc.

Notes to Financial Statements - Continued

Note 13: Net Loss Per Share

Diluted earnings per share (“EPS”) includes the dilutive effect of common stock equivalents and is computed using the weighted-average number of common stock and common stock equivalents outstanding during the reporting period. Diluted EPS for the years ended December 31, 2022 and 2021 excluded common stock equivalents because the effect of their inclusion would be anti-dilutive or would decrease the reported loss per share. The following table sets forth securities outstanding that could potentially dilute the calculation of diluted earnings per share:

	Year Ended December 31,
	2022	2021
Stock options outstanding	6,079,467	6,122,120
Warrants to purchase common stock – equity classified	4,000,000	4,000,000
Unvested restricted stock units	1,053,000	1,053,000
If-converted common shares from convertible notes	1,678,096	—

Total	12,810,563	11,175,120

The following data show the amounts used in computing EPS and the effect on income and the weighted average number of shares:

	Year Ended December 31,
	2022	2021
Net loss	$(14,129,101)	$(9,383,975)
Dividends on preferred stock	(3,188,445)	(2,856,048)

Net loss available to common stockholders used in basic and diluted EPS	$(17,317,546)	$(12,240,023)

Weighted average number of common shares used in basic and diluted EPS	10,590,335	9,973,846
Net loss per common share - basic and diluted	$(1.64)	$(1.23)

Dividends on preferred stock were not paid during the years ended December 31, 2022 and 2021. Dividends on preferred stock are cumulative and have been included as an adjustment to calculate net loss available to common stockholders.

Note 14: Business Conditions

As of the date of issuance of the financial statements, the Company’s operations have not been significantly impacted by the COVID-19 pandemic, however, the Company continues to monitor the situation. While the Company’s results of operations, cash flows and financial condition could be negatively impacted, the extent of the impact cannot be reasonably estimated at this time.

The impact of the Russian invasion of Ukraine and the related sanctions imposed by the United States and other countries on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Nuburu, Inc.

Notes to Financial Statements—(Continued)

Note 15: Business Combination

On August 5, 2022, the Company entered into a Business Combination Agreement with Tailwind Acquisition Corp., a Delaware corporation (“Tailwind”), with Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Tailwind. On January 31, 2023 (the “Effective Date” or “Closing Date”), the Company consummated the business combination pursuant to the terms of the Agreement.

The transaction provides access to additional financing to help fund its growth initiatives through a funding agreement with Lincoln Park Capital for up to an aggregate of $100,000,000 subject to the closing of the transaction and other conditions set forth in the purchase agreement entered into between Tailwind, the Company and Lincoln Park Capital.

The Merger

Pursuant to the terms of the Business Combination Agreement, Tailwind acquired Nuburu through the merger of Merger Sub with and into Nuburu, with Nuburu surviving the merger (the “Surviving Corporation”) as a wholly owned subsidiary of Tailwind (the “Merger”). In connection with the Merger, Tailwind will be renamed “Nuburu, Inc.” (the “Post-Combination Company”) and Nuburu was renamed to “Nuburu Subsidiary, Inc.”

At the effective time of the Merger (the “Effective Time”):

•

Each share of Nuburu preferred stock, par value $0.0001 per share, including Series A Preferred Stock, Series A-1 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock (“Nuburu Preferred Stock”), issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of common stock, par value $0.0001 per share, of Tailwind (“New SPAC Common Stock”) equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Nuburu Preferred Stock divided by (y) $10.00 (such shares of Nuburu Preferred Stock receiving a number of shares of New SPAC Common Stock, “Unconverted Preferred Stock”), and (B) the product of (x) the number of shares of Nuburu Common Stock (as defined below) that such share of Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

•

Each share of Nuburu common stock, par value $0.0001 per share (“Nuburu Common Stock”) issued and outstanding was canceled and converted into the right to receive the number of shares of New SPAC Common Stock equal to the Common Stock Exchange Ratio.

•

Each outstanding option to purchase shares of Nuburu Common Stock (each such option, a “Nuburu Option”), whether vested or unvested, was converted into an option to purchase a number of shares of New SPAC Common Stock (such option, an “Exchanged Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Nuburu Common Stock subject to such Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option will continue to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Nuburu Option immediately prior to the Effective Time.

Nuburu, Inc.

Notes to Financial Statements - Continued

•

Each outstanding restricted stock unit granted by Nuburu (each a “Nuburu RSU”) was converted into a restricted stock unit of New SPAC Common Stock (such option, an “Exchanged RSU”) equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU will continue to be governed by the same terms and conditions as were applicable to the corresponding former Nuburu RSU immediately prior to the Effective Time.

•

Each outstanding warrant to purchase shares of Nuburu Common Stock is treated in accordance with its terms, as may be amended prior to the Closing, with any amendments subject to Tailwind’s prior written consent, not to be unreasonably withheld, conditioned, or delayed.

•

Each outstanding convertible promissory note issued by Nuburu (each a “Convertible Note”) was canceled and converted into (A) shares of Nuburu Common Stock in accordance with the terms of such Convertible Note as of immediately prior to the Effective Time, which shares shall then be outstanding as of immediately prior to the Effective Time and subsequently converted into New SPAC Common Stock (and with such shares being entitled to participate in the Preferred Stock Issuance).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The “Aggregate Common Stock Merger Consideration” means a number of shares of New SPAC Common Stock equal to (a) 35,000,000 less (b) the aggregate number of New SPAC Common Stock issuable in respect of Unconverted Preferred Stock pursuant to Section 3.01(a)(i) of the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Company Capital Stock that are issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Company Common Stock basis, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the full exercise, exchange or conversion of Company Warrants, Company Options, Company RSUs and Company Notes that are outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” shall exclude (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

Preferred Stock Issuance

Prior to the Closing, Tailwind declared an issuance of shares of New SPAC Series A Preferred Stock to the holders of record of New SPAC Common Stock as of as of the close of business on the Closing Date (other than (a) stockholders of Nuburu who waived its entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance by executing the Written Consent (which, for clarity, excludes shares of New SPAC Common Stock to be received as a result of the conversion of any Company Note) and (b) the Sponsor, who shall have waived right, title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement (as defined below)), with one share of New SPAC Series A Preferred Stock to be issued in respect of each such share of New SPAC Common Stock. For clarity, any stockholder of the Company that elected to redeem their shares in connection with the Proposed Business Combination shall not participate in the Preferred Stock Issuance with respect to the shares it has so redeemed, as such holder was not a record holder of New SPAC Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the New SPAC Series A Preferred Stock are set forth in a Certificate of Designations to be filed in connection with the Closing. The issuance is conditioned upon the occurrence of the Effective Time and occur as of the close of business on the Closing Date.

The Business Combination Agreement contains customary representations, warranties and covenants by the parties thereto as further described in the Business Combination Agreement.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Capitalized terms used but not defined in this Exhibit 99.2 shall have the meanings ascribed to them in the Current Report on Form 8-K (the “Form 8-K”) to which this exhibit is attached and, if not defined in the Form 8-K, the definitive proxy statement/prospectus filed with the Securities and Exchange Commission (“SEC”) on December 12, 2022 (the “Proxy Statement”).

Unless the context requires otherwise, references to “Nuburu,” “we,” “us” or “our” in this section are to the business and operations of Legacy Nuburu prior to the Business Combination and to the Company and its subsidiaries following the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes contained in Exhibit 99.1 to the Form 8-K. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 10-K filed with the SEC on March 31, 2023 (the “Form 10-K”), for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Nuburu is a leading innovator in high-power, high-brightness blue laser technology that is focused on bringing breakthrough improvements to a broad range of high value applications including welding and 3D printing. By delivering increased speed and quality we hope to enhance productivity and cost efficiency for manufacturers in the e-mobility, consumer electronics, aerospace and defense and 3D printing markets as well as to find additional applications currently not yet serviced by existing laser technologies.

We have invented, patented and developed what we believe to be the next pivotal point for manufacturing technology, with the potential to revolutionize the manufacturing industry by changing how products are made. Our technology is also aligned with the need to reduce carbon generation in manufacturing. Most manufacturing processes require heat to shape, manipulate and form basic materials into a product. The Nuburu laser system outperforms currently available alternatives by more efficiently coupling heat into the material being processed, thereby helping to promote a more sustainable future by using less energy and, in turn, generating less carbon in the manufacturing process.

A fundamental physical characteristic is that metals absorb blue laser light better than IR laser light. In the case of materials such as gold, copper, silver and aluminum the advantage of blue laser light is substantial. The better absorption results in substantial improvements in the quality of the part produced, the yield of parts during production and the speed at which the part can be produced. We believe that these advantages enable efficiencies in the overall productivity of the manufacturing line and can extend the life of the products produced. We also believe that these characteristics will be advantageous to our customers, whether in upgrading existing manufacturing processes or enabling entirely new approaches to manufacturing through the use of Nuburu’s laser systems in either industrial welding or 3D printing technology applications.

Nuburu is currently shipping blue laser systems for welding applications such as batteries, large screen displays and cell phone components. We have performed thousands of welds in hundreds of application tests to date and we believe we have a strong and substantial customer pipeline for our laser light engines. Nuburu has developed a thorough understanding of the market need for its laser light engines across a broad array of applications including battery, e-mobility, consumer electronics, and 3D printing metal systems. We estimate that our SAM will grow from approximately $4 billion today to approximately $33 billion by 2032 (see “Business — Market Opportunity” in the Form 10-K).

The Business Combination

On January 31, 2023, we consummated the Business Combination. We received net proceeds from the Business Combination totaling $3.2 million, prior to deducting transaction and issuance costs. The cash resulting from the Business Combination is expected to be used toward our corporate growth strategy related to the commercialization of our blue laser systems and the scaling of our manufacturing operations to meet customer demand. The cash raised from the Business Combination is also expected to be used to fund investments in personnel and research and development as well as provide liquidity for the funding of our ongoing operating expenses. See the section entitled “Business  — Our Growth Strategy” in the Form 10-K for additional details.

The Business Combination is accounted for as a reverse recapitalization for financial statement reporting purposes with Legacy Nuburu deemed to be the acquirer and Tailwind deemed to be the acquiree. Under this method of accounting, Tailwind will be treated as the acquired company for financial statement reporting purposes.

Being an SEC-registered and publicly traded company will require us to hire additional personnel and to implement procedures and processes to address public company regulatory requirements and customary practices. Compared to the operations of Legacy Nuburu, we expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Key Factors and Trends Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of the Form 10-K titled “Risk Factors.”

Commercial Launch of Products

We have begun the production and shipment of our AO-650 laser, and we announced the commercial launch of the first laser in the NUBURU BLTM series, the BL-250, in January 2023 (see “Business — Our Products” in the Form 10-K). We are currently in the manufacturing ramp-up for the BL series. Any delays in the ramp-up may impact our revenue.

Adoption of our Blue Laser Technology

We believe that Nuburu blue laser technology offers a superior solution to improving a variety of aspects of welding and 3D printing, particularly in the manufacturing of batteries, consumer electronics, electric vehicles, renewable energy products and displays. However, our financial results will depend on the degree to which potential and current customers recognize the benefits of our blue laser technology and invest in our products. The selection process for our products is lengthy, typically up to 24 months, and may require us to incur costs in pursuing opportunities with no assurance that our products will be selected, which are included in selling and marketing expenses and research and development expenses.

Capital Equipment

Our business is expected to depend substantially upon capital expenditures by end users, particularly by manufacturers using our products for materials processing, which includes general manufacturing, automotive, particularly electric vehicles, other transportation, aerospace, heavy industry, consumer, semiconductor and electronics. Although applications within materials processing are broad, the capital equipment market in general is cyclical and historically has experienced sudden and severe downturns. For the foreseeable future, our operations will continue to depend upon capital expenditures by end users of materials processing equipment and will be subject to the broader fluctuations of capital equipment spending.

Recent inflationary pressures are resulting in global central banks adopting less accommodating monetary policies and increasing interest rates. Higher interest rates could impact global growth and could lead to a recession that may reduce the investment in capital equipment. In addition, higher interest rates would increase the cost of equipment financed with leases or debt.

Research and Development Expenses

We plan to continue to invest in research and development to improve our existing components and products and develop new components, products, systems and applications technology. We believe that these investments will sustain our position as a leader in the blue laser industry and will support the development of new products that can address new markets and growth opportunities. The amount of research and development expense we incur may vary from period to period.

Impact of the COVID-19 Pandemic

Since its outbreak in December 2019, the COVID-19 pandemic has disrupted global supply chains, affected production and sales across a range of industries and led to national and local governments imposing a variety of measures designed to contain the pandemic.

To date, we have experienced some delays due to the COVID-19 pandemic; however, we have not materially altered any terms with contractors, suppliers, customers, other business partners or our financing sources. We also continue to execute on our strategic plans and operational initiatives. However, the extent to which our operations and financial condition will be affected by the COVID-19 pandemic, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments that cannot be accurately predicted at this time and are uncertain, including new information that may emerge concerning the severity and scope of the COVID-19 pandemic (including the emergence of new variants that may be more contagious or severe, and may be less responsive to vaccines or treatments), the reimposition of measures to contain the COVID-19 pandemic or address its impact and the timing of global recovery and economic normalization, among other uncertainties and other factors identified in “Risk Factors” that may result in delays or modifications to these plans and initiatives.

•	Key Operating and Financial Metrics

We regularly review several metrics, including the metrics presented in the table below, to measure our performance, identify trends affecting our business, prepare financial projections, and make strategic decisions. We believe that these key business metrics provide meaningful supplemental information for management and investors in assessing our historical and future operating performance. The calculation of the key metrics and other measures discussed below may differ from other similarly-titled metrics used by other companies.

The following tables present our key performance indicators for the periods presented.

	Year Ended December 31,		$ Change	% Change
($ in thousands)	2022	2021
Revenue	$1,440	$377	$1,063	282.0%
Total gross margin	(3,419)	(1,390)	(2,029)	146.0
EBITDA(1)	(13,547)	(8,838)	(4,709)	53.3
Capital expenditures	(536)	(426)	(110)	25.8
Free cash flow(1)	(10,764)	(8,233)	(2,531)	30.7

NM    Not meaningful.

(1)

EBITDA and Free cash flow are non-GAAP financial measures. See “— Non-GAAP Information” below for our definitions of, and additional information about, EBITDA and Free cash flow and for a reconciliation to the most directly comparable U.S. GAAP financial measures.

Non-GAAP Information

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP measures are useful in evaluating our operational performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively and in context, may be helpful to investors in assessing our operating performance and trends and in comparing our financial measures with those of comparable companies that may present similar non-GAAP financial measures.

EBITDA and Free Cash Flow

We define “EBITDA” as income (loss), plus (minus) depreciation and amortization expenses, plus (minus) interest, plus (minus) taxes and “Free cash flow” as net cash from (used in) operating activities less capital expenditures. EBITDA and Free cash flow are intended as supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP and these measures should not be considered a substitute for net income (loss), and net cash used in operating activities reported in accordance with GAAP. Our computation of EBITDA and Free cash flow may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate EBITDA or Free cash flow in the same fashion.

Limitations of Non-GAAP Measures

There are a number of limitations related to EBITDA, including the following:

•

EBITDA excludes certain recurring, non-cash charges, such as depreciation of property and equipment and/or amortization of intangible assets. While these are non-cash charges, we may need to replace the assets being depreciated and amortized in the future and EBITDA does not reflect cash requirements for these replacements or new capital expenditure requirements.

•	EBITDA does not reflect interest expense, net, which may constitute a significant recurring expense in the future.

•	Free cash flow does not reflect the impact of equity or debt raises or repayment of debt or dividends paid.

Because of these and other limitations, EBITDA and Free cash flow should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Free cash flow on a supplemental basis. You should review the reconciliation of our net loss to EBITDA and net loss to Free cash flow below and not rely on any single financial measure to evaluate our business.

Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items and our presentation of Free cash flow does not necessarily indicate whether cash flows will be sufficient to fund our cash needs.

Reconciliation

The following table reconciles our net loss (the most directly comparable GAAP measure to EBITDA) to EBITDA for the period presented:

	Year Ended December 31,
($ in thousands)	2022	2021
Net loss	$(14,129)	$(9,384)
Interest (income) expense, net	131	(1)
Income tax expense	—	—
Depreciation and amortization	451	547
EBITDA	(13,547)	(8,838)

The following table reconciles our net cash used in operating activities (the most directly comparable GAAP measure to Free Cash Flow) to Free cash flow for the periods presented:

	Year Ended December 31,
($ in thousands)	2022	2021
Net cash used in operating activities	$(10,228)	$(7,807)
Capital expenditures	(536)	(426)
Free cash flow	(10,764)	$(8,233)

Components of Results of Operations

Revenue

We earn revenue from the sale of products and from service contracts. Our primary business activity involves sales and installation services of high powered lasers. We have customers in the United States, Europe, and Asia.

Cost of Revenue

Cost of revenue primarily consists of the cost of materials and employee compensation associated with the manufacturing of our high powered lasers. Product cost also includes lower of cost or net realizable value inventory (“LCNRV”) adjustments if the carrying value of the inventory is greater than its net realizable value. We recorded LCNRV charges of $332 thousand and $329 thousand for the years ended December 31, 2022 and 2021, respectively.

Operating Expenses

Research and Development

Research and development expenses consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services and laboratory supplies incurred to further our commercialization development efforts. We expense research and development costs as incurred. We anticipate significant research and development expenses to increase as we expand our product portfolio.

Selling and Marketing

Selling and marketing expenses consist primarily of compensation and related costs for our direct sales force, sales management, marketing and include stock-based compensation, employee benefits and travel expenses. Selling and marketing expenses also include costs related to trade shows and marketing programs. We expense selling and marketing costs as incurred. We expect selling and marketing expenses to increase in future periods as we expand our sales force, marketing and customer support organizations and increase our participation in trade shows and marketing programs.

General and Administrative

Our general and administrative expenses consist primarily of compensation and related costs for our finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include our third-party consulting and advisory services, legal, audit, accounting services and facilities costs. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Results of Operations

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

The following table sets forth our operating results for the periods indicated:

	Year Ended December 31,		$ Change	% Change
($ in thousands)	2022	2021
Revenue	$1,440	$377	$1,064	282.2%
Cost of revenue	4,860	1,766	3,093	175.0
Gross margin	(3,420)	(1,389)	(2,029)	146.0
Operating expenses:
Research and development	4,546	2,463	2,083	84.6
Sales and marketing	708	1,648	(939)	(57.0)
General and administrative	5,324	3,885	1,440	37.1
Total operating expenses	10,578	7,996	2,584	32.3
Loss from operations	(13,998)	(9,385)	(4,613)	49.1
Other income (expense)
Interest expense	(175)	—	(175)	NM
Other income (expense)	44	1	43	NM
Total other income (expense)	(131)	1	(132)	NM
Loss before income taxes	(14,129)	(9,384)	(4,745)	50.6
Provision for income taxes	—	—	—	NM
Net loss	(14,129)	(9,384)	(4,745)	50.6

NM    Not meaningful.

Revenue

Revenue increased by $1,064 thousand, or 282.2%, to $1,440 thousand for the year ended December 31, 2022 from $377 thousand for the year ended December 31, 2021. This increase is primarily due to laser system revenues and associated ancillary revenues generated from a government contract during the year ended December 31, 2022.

Cost of Revenue

Cost of Revenue increased by $3,093 thousand, or 175.0%, to $4,860 thousand for the year ended December 31, 2022 from $1,766 thousand for the year ended December 31, 2021. This increase is primarily due to costs incurred for the production of the laser system revenues and in satisfying the performance obligations of the government contract revenues in addition to increased stock-based compensation expense and increased personnel expenses recognized during the period.

Operating expenses

Research and development. Research and development expenses increased by $2,083 thousand, or 84.6%, to $4,546 thousand for the year ended December 31, 2022 from $2,463 thousand for the year ended December 31, 2021. This increase is primarily due to general research and development tooling and supplies related to the development of our BL product line. Additionally, there was an increase in research and development related personnel and consulting expenses.

Sales and marketing. Sales and marketing expenses decreased by $939 thousand, or 57.0%, to $708 thousand for the year ended December 31, 2022 from $1,648 thousand for the year ended December 31, 2021. The decrease is primarily due to the departure of our Chief Marketing and Sales Officer on March 31, 2022 and the related subsequent internal reorganization and reallocation of certain sales and applications labs personnel to cost of revenue and research and development, respectively.

General and administrative. General and administrative expenses increased by $1,440 thousand, or 37.1%, to $5,324 thousand for the year ended December 31, 2022 from $3,885 thousand for the year ended December 31, 2021. The increase was primarily driven by increased personnel-related expenses and increased professional fees expenses associated with legal, compliance and accounting matters. Additionally, there was an increase in stock-based compensation expense for our general and administrative personnel.

Other income (expense)

Interest expense. Interest expense increased by $175 thousand to $175 thousand for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase is primarily due to the Company Notes outstanding as of December 31, 2022 while there were no notes outstanding as of December 31, 2021

Other income (expense). Other income (expense) increased by $43 thousand to $44 thousand for the year ended December 31, 2022 from $1 thousand for the year ended December 31, 2021. The increase is primarily due to interest earned on cash held in our bank account.

Liquidity and Capital Resources

Overview

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations and other commitments. We have yet to generate meaningful revenue from our business operations and have funded capital expenditure and working capital requirements through equity financing.

As of December 31, 2022, we had cash and cash equivalents of $2.9 million as compared with $6.0 million as of December 31, 2021. Our cash flows from operations are not sufficient to fund our current operating model and expansion plans. On the second anniversary of the Closing Date, the Company must also under certain circumstances redeem the maximum portion of the Preferred Stock as permitted by law in cash at an amount equal to the Original Issuance Price as of such date (see “Description New Nuburu Capital Stock — Preferred Stock — Series A Preferred Stock — Redemption” in the Proxy Statement). Notwithstanding the foregoing, the Company shall not be required to redeem any shares of Preferred Stock to the extent the Company does not have legally available funds to effect such redemption.

In connection with the Business Combination, we received an increase in cash of approximately $3.2 million, prior to deducting transaction and issuance costs. Legacy Nuburu’s total transaction expenses were approximately $3.2 million and Tailwind’s total transaction expenses were approximately $2.5 million after taking into account waivers of costs incurred by Legacy Nuburu and Tailwind.

Until we can generate sufficient revenue to cover our operating expenses, working capital, and capital expenditures, we will rely on funds raised from the closing of the Business Combination, from the $11.4 million of Company Notes issued prior to the Closing, from the Lincoln Park Purchase Agreement pursuant to which Lincoln Park has agreed to purchase from the Company, at the sole discretion of the Company, up to $100,000,000 of Common Stock from time to time over a 48-month period (for more information, see the section titled “The Lincoln Park Purchase Agreement and Registration Rights Agreement” in the Proxy Statement), and from causing the Anzu SPVs to use up to 2/3 of the gross proceeds of Permitted Transfers to purchase Preferred Stock from the Company at a price equal to $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) (for more information, see “Certain Relationships and Related Party Transactions — New Nuburu — Agreements —Sale Option Agreements” and “— Permitted Anzu SPV Transactions” in the Proxy Statement).

We would also obtain additional funds if the holders of our Warrants were to exercise their Warrants. However, the exercise price for our Public Warrants is $11.50 per share of Common Stock which exceeds $4.90, the closing price of our Common Stock on the NYSE American on March 15, 2023. The likelihood that Warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Common Stock. If the market price for our Common Stock is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants.

The further development of our products, commencement of commercial operations and expansion of our business will require a significant amount of cash for expenditures. Our ability to successfully manage this growth will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

Given the amount of cash received in connection with the closing of the Business Combination and the Company’s current liquidity position, the Company expects to raise additional capital. If we raise additional funds by issuing equity securities, including pursuant to the Lincoln Park Purchase Agreement, dilution to our stockholders would result. If we raise additional funds by issuing any additional preferred stock, such securities may also provide for rights, preferences or privileges senior to those of holders of Common Stock. If we raise additional funds by issuing debt securities, such debt securities would have rights, preferences and privileges senior to those of holders of Common Stock. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

We plan to register up to 25,600,000 shares of Common Stock for resale on a registration statement on Form S-1 (the “Lincoln Park Registration Statement”), consisting of (i) up to 25,000,000 shares of Common Stock that we may, in our sole discretion, elect to issue and sell to Lincoln Park pursuant to the Lincoln Park Purchase Agreement, and (ii) up to 600,000 shares of Common Stock, issued to Lincoln Park as consideration for entering into the Lincoln Park Purchase Agreement. We have also registered for resale on a registration statement on Form S-1 filed with the SEC on March 13, 2023 (File No. 333-269610) (the “Resale Registration Statement”) substantially all of our shares of Common Stock and the large majority of our shares of Preferred Stock outstanding as of the Closing Date. The sale of shares of Common Stock pursuant to the Lincoln Park Registration Statement or by the selling securityholders named in and pursuant to the Resale Registration Statement, or the perception that such sales could occur, could reduce the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate or to utilize all or part of the Lincoln Park Purchase Agreement, particularly at the higher Regular Purchase Share Limits (as defined in the Lincoln Park Purchase Agreement). Lincoln Park and the selling securityholders named in the Resale Registration Statement may sell all of their shares for so long as the Lincoln Park Registration Statement and the Resale Registration Statement, respectively, are available for use, subject to certain transfer restrictions. See also “Risk Factors — Risks Related to Ownership of our Securities — Future sales of substantial amounts of our Common Stock or Public Warrants in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock and Public Warrants to drop significantly, even if our business is doing well, and certain selling securityholders still may receive significant proceeds” in the Form 10-K.

Pursuant to the Certificate of Designations, on January 31, 2025, which is the two-year anniversary of the Preferred Stock Issuance, (i) if the Conversion Price (as defined in the Certificate of Designations) is equal to or less than the volume-weighted average price (“VWAP”) of Common Stock, then we will convert all outstanding shares of our Preferred Stock into shares of Common Stock at the Conversion Price and (ii) if the Conversion Price exceeds the VWAP of Common Stock, then we will be obligated to redeem all outstanding shares of Preferred Stock for $10.00 in cash. The redemption of the Preferred Stock and the payment of any excise tax payable in connection with such redemption would reduce the amount of legally available funds for purposes, including making acquisitions and investments and otherwise pursuing the Company’s strategic objectives, and could adversely affect the Company’s business, financial position and results of operations. Notwithstanding the foregoing, the Company will not be required to redeem any shares of Preferred Stock to the extent the Company does not have legally available funds to effect such redemption. However, in the event our assets are not sufficient to meet our redemption obligations, this could have a significant adverse effect on our reputation, business, financial condition, growth and ability to accomplish our strategic objectives. See also “Risk Factors — Risks Relating to Being a Public Company — The redemption of our Preferred Stock may require a significant amount of cash and may result in adverse tax consequences” in the Form 10-K.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented.

	Year Ended December 31,
($ in thousands)	2022	2021
Net cash (used in) operating activities	$(10,228)	$(7,807)
Net cash (used in) investing activities	(536)	(230)
Net cash provided by (used in) financing activities	7,636	5,651

Cash flows from operating activities

Our cash flows used in operating activities to date have been primarily comprised of costs related to research and development, sales and marketing, and other general and administrative activities. We expect our expenses related to personnel, research and development, sales and marketing, and general and administrative activities to increase as a result of operating as a public company.

Net cash used in operating activities was $10,228 thousand and $7,807 thousand for the year ended December 31, 2022 and 2021, respectively. The increase in net cash flows used in operating activities is primarily driven by changes in working capital and an increase in our stock-based compensation expense.

Cash flows from investing activities

Our cash flows from investing activities have been comprised primarily of purchases of equipment and installation of improvements to our leased facilities and headquarters.

Net cash used in investing activities was $536 thousand for the year ended December 31, 2022, compared to $231 thousand for the year ended December 31, 2021. The decrease was primarily due to reduced purchases of equipment and proceeds received from the sale of property and equipment during the year ended December 31, 2021.

Cash flows from financing activities

We have financed our operations primarily through the sale of preferred stock and promissory notes.

Net cash provided by financing activities was $7,636 thousand and $5,651 thousand for the year ended December 31, 2022 and 2021, respectively. The increase is comprised of proceeds received from the issuance of convertible promissory notes, the issuance of Series C preferred stock, and the issuance of common stock from option exercises during the year ended December 31, 2022.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market and other risks including credit risks, and foreign currency translation and transaction risks as well as risks relating to the availability of funding sources, hazard events and specific asset risks.

Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash, restricted cash, accounts receivable, and net investment in direct financing receivable. Domestic cash deposits exceeded the Federal Deposit Insurance Corporation insurable limit at December 31, 2022 and 2021. We have not experienced any losses on our cash deposits to date.

Furthermore, for the year ended December 31, 2022, approximately 83.3% of our revenues came from four customers, and for the year ended December 31, 2021, approximately 95% of our revenues came from five customers. We are subject to non-payment or non-performance of these counterparties, and we generally do not require collateral from our customers. We evaluate the collectability of our accounts receivable and provide an allowance for potential credit losses as necessary. To date, we have not experienced any customer credit losses.

Business Risk

We are subject to a number of risks similar to those of other companies of similar size in our industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see the notes accompanying our financial statements contained in Exhibit 99.1 to the Form 8-K), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Foreign Currency Risk

Our functional currency is the U.S. dollar reflecting our principal operating market. As we expand, we expect to be exposed to both currency transaction and translation risk as we collaborate with international investors, partners and vendors. To date, we have not had exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

Inflation Risk

Our operations could be adversely impacted by inflation, primarily from higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact to our results of operations, capital resources or liquidity, however, we have experienced increases in prices and have correspondingly also increased our prices. Our future mitigation strategies may include further increasing the price of our products, considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. At this time, it is difficult to determine what impact these inflationary pressures will have on our long-term growth strategies, as there is uncertainty in how long higher levels of inflation may persist, and to what level we will be successful in passing these increased costs to our customers. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations.

Emerging Growth Company Status

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and we expect to remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which we have total annual revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates is equal to or exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter and our net sales for the year exceed $100 million; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding, rolling three year period. We have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards, and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in greater detail in Note 1, “Nature of Operations and Summary of Significant Accounting Policies,” to our consolidated financial statements as of December 31, 2022 contained in Exhibit 99.1 to the Form 8-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our condensed consolidated financial statements.

Revenue Recognition

Our primary business activity involves sales and installation services of high powered lasers. We have customers in the United States, Europe, and Asia. All sales and installation services are settled in U.S dollars.

Stock-Based Compensation and Common Stock Valuation

We record stock-based compensation expense according to the provisions of ASC Topic 718 – Stock Compensation. ASC Topic 718 requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under the provisions of ASC Topic 718, we determine the appropriate fair value model to be used for valuing share-based issuances and the amortization method for recording compensation cost, which can be impacted by the following assumptions:

•	Expected Term – We use the simplified method of an average between the total term of the option and the vesting period of the option.

•	Expected Volatility – Since our shares are not actively traded, our volatility estimate is based on the volatility of publicly traded shares of selected other laser companies.

•	Expected Dividend Yield – We have not paid dividends in the past and do not anticipate paying dividends in the near future; therefore we assume a dividend yield of zero.

•	Risk-Free Interest Rate – We use yield rates published by the U.S. Treasury for zero coupon issues with a remaining term equal or similar to the expected term of our option awards.

The grant date fair value of our Common Stock has been and will be determined by our board of directors with the assistance of management and an independent valuation specialist. Once our Common Stock is publicly traded, we intend to determine the fair value of our publicly traded Common Stock based on the closing market price on the date grants are made.

Lease Obligations

We lease our headquarters space in Centennial, Colorado under leases classified as operating leases. The FASB has issued ASU No. 2016-02, Leases (Topic 842) along with other related guidance (collectively, “ASU 842”), under which lessees are required to recognize a right of use (“ROU”) asset and related lease liability on the lessee’s balance sheet for all substantive leases. Effective January 1, 2022, we adopted Topic 842 using a modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. There was no cumulative-effect adjustment recorded to retained deficit upon adoption.

Topic 842 provides several optional practical expedients in transition. We elected to use the package of practical expedients permitted under the transition guidance, which allows us not to reassess our prior conclusions about lease identification, lease classification and initial direct costs for any leases that existed prior to January 1, 2022. We did not elect to use the other practical expedients provided.

Upon adoption, we recognized the right-of-use asset and operating lease liability totaling $935 thousand and $1,031 thousand, respectively, to reflect the present value of remaining lease payments under an existing lease arrangement with no impact to the opening balance of retained deficit as a result of adoption. The difference between the leased asset and lease liability represents the existing deferred rent liability balance, resulting from historical straight-lining of an operating lease, which was effectively reclassified upon adoption to reduce the measurement of the leased asset.

In determining the present value of lease payments, we use the rate implicit in the lease or when such rate is not readily available, we utilize our incremental borrowing rate based on the information available at the lease commencement date. Lease expense is recognized on a straight-line basis over the expected lease term. In determining the expected lease term, we may include options to extend or terminate the lease when it is reasonably certain that we will exercise any such option.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Income taxes are recognized for the current year and for the impact of deferred tax assets and liabilities, which represent the future tax consequences of events that have been recognized differently in the financial statements than for income tax purposes. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax assets and liabilities.

In the event the future consequences of differences between financial reporting bases and tax bases of assets and liabilities result in a deferred tax asset, we perform an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a net deferred tax asset is recorded when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. We recorded a full valuation allowance as of December 31, 2022 and December 31, 2021, as it is more likely than not that we will not be able to utilize the net deferred tax assets in the foreseeable future (see Note 12 in the audited financial statements contained in Exhibit 99.1 to the Form 8-K for more information). We maintain valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances.

Recent Accounting Pronouncements

See Note 1 to the audited financial statements contained in Exhibit 99.1 to the Form 8-K for more information.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Capitalized terms used but not defined in this Exhibit 99.3 shall have the meanings ascribed to them in the Current Report on Form 8-K (the “Form 8-K”) to which this exhibit is attached and, if not defined in the Form 8-K, the definitive proxy statement/prospectus filed with the SEC on December 12, 2022 (the “Proxy Statement”).

Unless the context requires otherwise, all references to (i) “Tailwind” refer to Tailwind Acquisition Corp. prior to giving effect to the Business Combination; (ii) “Nuburu” refer to the entity formerly known as Tailwind Acquisition Corp., which is now named Nuburu, Inc., after giving effect to the Business Combination; and (iii) “Legacy Nuburu” refer to the entity formerly known as Nuburu, Inc., which is now named Nuburu Subsidiary, Inc. after giving effect to the Business Combination.

Introduction

Nuburu is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 combines the historical audited balance sheet of Tailwind as of December 31, 2022 with the historical audited consolidated balance sheet of Legacy Nuburu as of December 31, 2022, giving effect to the Business Combination as if it had been consummated on that date.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2022 combines the historical audited statement of operations of Tailwind for the fiscal year ended December 31, 2022 with the historical audited consolidated statement of operations of Legacy Nuburu for the fiscal year ended December 31, 2022. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2021 combines the historical audited statement of operations of Tailwind for the fiscal year ended December 31, 2021 with the historical audited consolidated statement of operations of Legacy Nuburu for the fiscal year ended December 31, 2021, giving effect to the Business Combination as if it had been consummated on January 1, 2021. The unaudited pro forma condensed combined financial information contained herein gives effect to the redemption of shares of Tailwind Class A Common Stock in connection with Tailwind’s December 27, 2022 special meeting of stockholders, after which 316,188 shares of Tailwind Class A Common Stock remained outstanding and approximately $3.2 million remained in the Trust Account.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes:

•

The historical audited financial statements of Tailwind as of and for the fiscal year ended December 31, 2022 and audited financial statements of Tailwind as of and for the fiscal year ended December 31, 2021, contained in our Annual Report on Form 10-K filed with the SEC on March 31, 2023 (the “Form 10-K”); and

•

The historical audited consolidated financial statements of Legacy Nuburu as of and for the fiscal year ended December 31, 2022 and the historical audited consolidated financial statements of Legacy Nuburu as of and for the fiscal year ended December 31, 2021, contained in Exhibit 99.1 to the Form 8-K.

The foregoing historical financial statements have been prepared in accordance with GAAP.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined entity will experience. Tailwind and Legacy Nuburu have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Exhibit 99.2 to the Form 8-K, and other financial information included in the Proxy Statement and the Form 10-K.

Description of the Business Combination

On August 5, 2022, Tailwind entered into a Business Combination Agreement with Merger Sub and Legacy Nuburu. Pursuant to the Business Combination Agreement, Legacy Nuburu merged with Merger Sub, with Legacy Nuburu surviving as a wholly owned subsidiary of Nuburu.

At the Effective Time:

•

Each share of Legacy Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of Legacy Nuburu Common Stock that such share of Legacy Nuburu Preferred Stock would be entitled to convert into as of immediately prior to the Effective Time in accordance with Legacy Nuburu’s Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio;

•

each share of Legacy Nuburu Common Stock, issued and outstanding immediately prior to the Effective Time was canceled and converted into the right to receive the number of shares of Common Stock equal to the Common Stock Exchange Ratio;

•

each Legacy Nuburu Option issued and outstanding immediately prior to the Effective Time, whether vested or unvested, was converted into an Exchanged Option equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Legacy Nuburu Common Stock subject to such Legacy Nuburu Option immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of such Legacy Nuburu Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged Option continues to be governed by the same terms and conditions, including vesting and exercisability terms, as were applicable to the corresponding former Legacy Nuburu Option immediately prior to the Effective Time;

•

each Legacy Nuburu RSU issued and outstanding immediately prior to the Effective Time was converted into an Exchanged RSU equal to the product (rounded down to the nearest whole number) of (x) the number of shares subject to a Legacy Nuburu RSU immediately prior to the Effective Time and (y) the Common Stock Exchange Ratio. Except as specifically provided above, following the Effective Time, each Exchanged RSU continues to be governed by the same terms and conditions as were applicable to the corresponding former Legacy Nuburu RSU immediately prior to the Effective Time;

•

each outstanding warrant to purchase shares of Legacy Nuburu Common Stock was “net exercised” as of immediately prior to the Effective Time in accordance with its terms, is no longer outstanding, and was subsequently converted into Common Stock at the Effective Time as further described above; and

•

each outstanding Legacy Company Note was canceled and converted into shares of Legacy Nuburu Common Stock in accordance with its terms as of immediately prior to the Effective Time, which shares were then outstanding as Legacy Nuburu Common Stock as of immediately prior to the Effective Time and subsequently converted into Common Stock at the Effective Time as further described above (and with such shares being entitled to participate in the Preferred Stock Issuance).

The “Common Stock Exchange Ratio” means the quotient obtained by dividing (x) the Aggregate Common Stock Merger Consideration by (y) the number of Fully-Diluted Company Shares. The “Aggregate Common Stock Merger Consideration” means a number of shares of Common Stock equal to (a) 35,000,000 less (b) the aggregate number of Common Stock issued pursuant to Section 3.01(a)(i) of the Business Combination Agreement. “Fully-Diluted Company Shares” means an amount equal to, without duplication, (i) the aggregate number of shares of Legacy Nuburu capital stock that were issued and outstanding as of immediately prior to the Effective Time on a fully-diluted, as converted-to Legacy Nuburu Common Stock basis, plus (ii) the aggregate number of shares of Legacy Nuburu Common Stock issued upon the full exercise, exchange or conversion of Legacy Nuburu warrants, Legacy Nuburu Options, Legacy Nuburu RSUs and Legacy Company Notes that were outstanding as of immediately prior to the Effective Time; provided, however, that “Fully-Diluted Shares” excluded (A) all Unconverted Preferred Stock and (B) certain equity set forth in the schedules to the Business Combination Agreement.

The “Preferred Stock Exchange Ratio” means, with respect to each share of Legacy Nuburu Preferred Stock, the number of shares of Common Stock which a share of such series of Preferred Stock was cancelled and converted into pursuant to the applicable provisions of the Business Combination Agreement. Pursuant to the Business Combination Agreement, each share of Legacy Nuburu Preferred Stock issued and outstanding immediately prior to the Effective Time was cancelled and converted into the right to receive the number of shares of Common Stock equal to the greater of (A) the quotient obtained from (x) the applicable Preferred Stock Liquidation Preference of such share of Legacy Nuburu Preferred Stock divided by (y) $10.00, and (B) the product of (x) the number of shares of Common Stock that such share of Legacy Company Preferred Stock was entitled to convert into as of immediately prior to the Effective Time in accordance with the Pre-Closing Legacy Nuburu Certificate of Incorporation, multiplied by (y) the Common Stock Exchange Ratio.

“Preferred Stock Liquidation Preference” means

(a) with respect to the Legacy Nuburu Series C Preferred Stock, an amount per share equal to $10.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;

(b) with respect to the Legacy Nuburu Series B-1 Preferred Stock, an amount per share equal to $0.80, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $0.80, whether or not declared, plus any other dividends declared but unpaid thereon;

(c) with respect to the Legacy Nuburu Series B Preferred Stock, an amount per share equal to $5.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $5.00, whether or not declared, plus any other dividends declared but unpaid thereon;

(d) with respect to the Legacy Nuburu Series A-1 Preferred Stock, an amount per share equal to $1.15, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.15, whether or not declared, plus any other dividends declared but unpaid thereon; and

(e) with respect to the Legacy Nuburu Series A Preferred Stock, an amount per share equal to $1.00, plus cumulative annual dividends (which shall accrue from day to day) at the rate of 6% on $1.00, whether or not declared, plus any other dividends declared but unpaid thereon.

Pursuant to the terms of the Business Combination Agreement, the Common Stock and the Preferred Stock Exchange Ratios were as follows:

Legacy Nuburu Class / Series	Exchange Ratio
Legacy Nuburu Common Stock	0.515
Legacy Nuburu Series A Preferred Stock	0.566
Legacy Nuburu Series A-1 Preferred Stock	0.599
Legacy Nuburu Series B Preferred Stock	0.831
Legacy Nuburu Series B-1 Preferred Stock	0.515
Legacy Nuburu Series C Preferred Stock	1.146

The foregoing accounts for the issuance of Legacy Company Notes in the amount of $11.4 million and accrual of interest on the Legacy Company Notes through the Closing Date.

Closing Date Redemptions

The unaudited pro forma condensed combined financial information contained herein gives effect to the redemption of shares of Tailwind Class A Common Stock in connection with Tailwind’s December 27, 2022 special meeting of stockholders (the “Closing Date Redemptions”), after which 316,188 shares of Tailwind Class A Common Stock remained outstanding and approximately $3.2 million remained in the Trust Account.

Other Events in Connection with the Business Combination

Other events that took place in connection with the Business Combination are summarized below:

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Preferred Stock Issuance. At the Closing, Tailwind declared an issuance of shares of Series A Preferred Stock to the holders of record of Common Stock as of the close of business on the Closing Date (other than (a) stockholders of Legacy Nuburu who had waived their entire right, title and interest in, to or under, any participation in the Preferred Stock Issuance (which, for clarity, excludes shares of Common Stock received as a result of the conversion of any Legacy Company Note) and (b) the Sponsor, who waived, for no consideration, its right, title and interest in, to or under, a portion of the Preferred Stock Issuance as further described in the Sponsor Support Agreement), with one share of Series A Preferred Stock issued in respect of each such share of Common Stock. For clarity, any stockholder of the Company that elected to redeem its shares in connection with the Business Combination did not participate in the Preferred Stock Issuance with respect to the shares it so redeemed, as such holder was not a record holder of Common Stock with respect to such shares as of the close of business on the Closing Date. The terms of the Series A Preferred Stock are set forth in a Certificate of Designations that was filed in connection with the Closing.

•

Lincoln Park Purchase Arrangement: Tailwind, Legacy Nuburu and Lincoln Park have entered into a purchase agreement pursuant to which Nuburu may direct Lincoln Park to purchase up to $100 million of Common Stock from time to time over a 48-month period, subject to certain limitations contained in the Lincoln Park Purchase Agreement. At the Closing, Nuburu issued 200,000 shares of Common Stock to Lincoln Park, and, 30 days after the Closing, Nuburu issued an additional 400,000 shares of Common Stock, representing the number of shares equal to $2,000,000 divided by the lesser of (x) $10.00 per share or (y) the average closing price of the Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share (the price was deemed to be $5.00 per share).

•

Founder Shares: In June 2020, the Sponsor purchased 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share (269,607 of which were subsequently forfeited following the underwriter’s partial exercise of its over-allotment option). In connection with the Business Combination, the Founder Shares held by the Sponsor were forfeited other than 1,150,000 shares (of which, 150,000 shares were transferred to Nautilus Master Fund, L.P. and 50,000 shares were transferred to Cohen & Company Capital Markets at Closing) See “Other Agreements—Sponsor Support Agreement” in the Proxy Statement and the section titled “Share Transfer Agreement” under Item 1.01 of the Form 8-K for more information.

Accounting for the Business Combination

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP because Legacy Nuburu has been determined to be the accounting acquirer. Under this method of accounting, Tailwind, which is the legal acquirer, is treated as the accounting acquiree for financial reporting purposes and Legacy Nuburu, which is the legal acquiree, is treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities and results of operations of Legacy Nuburu have become the historical financial statements of Nuburu, and Tailwind’s assets, liabilities and results of operations have been consolidated with Legacy Nuburu’s beginning on the acquisition date. For accounting purposes, the financial statements of Nuburu represent a continuation of the financial statements of Legacy Nuburu with the Business Combination being treated as the equivalent of Legacy Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind are stated at historical costs and no goodwill or other intangible assets have been recorded. Operations prior to the Business Combination will be presented as those of Legacy Nuburu in future reports of Nuburu.

Legacy Nuburu was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Legacy Nuburu stockholders comprise a majority of the voting power of Nuburu;

•	The Nuburu board of directors consists only of members of the Legacy Nuburu board of directors or nominees selected by Legacy Nuburu;

•	Legacy Nuburu’s operations prior to the acquisition comprise the only ongoing operations of Nuburu;

•	Legacy Nuburu’s senior management comprises the senior management of Nuburu;

•	Nuburu has assumed the Legacy Nuburu name; and

•	Legacy Nuburu’s headquarters have become Nuburu’s headquarters.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Nuburu following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Basis of Pro Forma Presentation

The following summarizes the pro forma Common Stock issued and outstanding immediately after the Business Combination, and totals may not add up to 100% due to rounding:

	No. of Common Shares(1)	% Common Ownership(1)
Nuburu Stockholders(2)	31,323,904	94.9%
Tailwind Public Stockholders	316,188	1.0%
Tailwind Sponsor	950,000	2.9%
Nautilus Master Fund, L.P.(3)	150,000	0.5%
Cohen & Company Capital Markets(4)	50,000	0.2%
Lincoln Park Commitment Shares(5)	200,000	0.6%

Total	32,990,092	100.0%

(1)	Excludes Series A Preferred Stock issued through the Preferred Stock Issuance. Ownership of Series A Preferred Stock is described in more detail in the table below.
(2)

Representing Common Stock issued to Legacy Nuburu stockholders (i.e., in respect of Legacy Nuburu Preferred Stock and Legacy Nuburu Common Stock (including Legacy Nuburu Common Stock issued in respect of the Legacy Company Notes and any Legacy Nuburu warrants that were net exercised, but excluding shares of Common Stock subject to Exchanged Options and Exchanged RSUs)).

(3)	Representing 150,000 shares transferred by the Sponsor to Nautilus Master Fund, L.P. in connection with the Closing.
(4)	Representing 50,000 shares transferred by the Sponsor to Cohen & Company Capital Markets in connection with the Closing.
(5)

Lincoln Park held 200,000 commitment shares as of the Closing and, 30 days after the Closing, Nuburu issued an additional 400,000 commitment shares, representing the number of shares equal to $2,000,000 divided by the lesser of (i) $10.00 per share or (ii) the average closing price of Common Stock for the 10 consecutive business days prior to the date that is 30 days after the Closing, provided that if such average closing price is below $5.00 per share, then the average closing price shall be deemed to be $5.00 per share (the price was deemed to be $5.00 per share).

The following summarizes the pro forma Series A Preferred Stock issued and outstanding immediately after the Business Combination, and totals may not add up to 100% due to rounding:

	No. of Preferred Shares	% Preferred Ownership
Legacy Nuburu Stockholders(1)	15,478	0.5%
Legacy Nuburu Company Noteholders(2)	1,361,787	47.9%
Tailwind Public Stockholders	316,188	11.1%
Tailwind Sponsor	650,000	22.9%
Anzu Warrant Shares(3)	500,000	17.6%

Total	2,843,453	100.0%

(1)

As of the Closing, each Nuburu stockholder waived its right to participate in the Preferred Stock Issuance (for clarity, excluding any shares received as a result of the conversion of any Legacy Company Notes prior to the Closing, which were entitled to participate in the Preferred Stock Issuance). Nuburu stockholders entitled to receive approximately 99% of the Common Stock issued as merger consideration pursuant to the Business Combination Agreement agreed to waive such right by entering into the Stockholder Support Agreement (for clarity, excluding any shares received as a result of the conversion of any Legacy Company Notes).

(2)	Accounts for the issuance of Legacy Company Notes in the amount of $11.4 million and accrual of interest on the Legacy Company Notes through the Closing Date.
(3)	Represents 500,000 shares of Series A Preferred Stock issued pursuant to a warrant issued to Anzu Partners pursuant to the Services Agreement.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2022

(in thousands, except per share and per share amounts)

	Tailwind (Historical)	Legacy Nuburu (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$5	$2,880	$3,238	A	$3,806
			4,100	B
			(6,417)	C
Accounts receivable	—	327	—		327
Inventories, net	—	973	—		973
Deferred financing costs	—	4,259	(4,259)	D	—
Prepaid expenses and other	81	47	—		128

Total Current Assets	86	8,486	(3,338)		5,234

Property and Equipment, net	—	3,772	—		3,772
Construction in progress	—	189	—		189
Right-of-use asset	—	642	—		642
Deposits	—	34	—		34
Investment held in Trust Account	33,034	—	(33,034)	A	—

Total Assets	$33,120	$13,123	$(36,372)		$9,871

Liabilities
Accounts payable and accrued expenses	$4,992	$6,769	$1,007	E	$2,510
			1,027	F
			(3,449)	G
			(2,095)	H
			(2,550)	I
			(3,192)	J
Contract liabilities	—	179	—		179
Operating lease liability, current	—	343	—		343
Legacy Company Notes payable	—	7,300	(7,300)	K	—
Income taxes payable	88	—	—		88
Class A common stock redemption payable	29,554	—	(29,554)	S	—

Total current liabilities	34,634	14,591	(46,105)		3,120

Operating lease liability, noncurrent	—	374	—		374
Convertible note – related party	600	—	(600)	L	—
Deferred underwriting commissions	11,698	—	(11,698)	M	—
Warrant liabilities	1,849	—	(679)	N	1,170

Total liabilities	48,781	14,965	(59,082)		4,664

Mezzanine equity

	Tailwind (Historical)	Legacy Nuburu (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Class A common stock subject to possible redemption	3,204	—	(3,204)	O	—

Total mezzanine equity	3,204	—	(3,204)		—

Series A Preferred stock	—	4	(4)	P	—
Common stock	—	1	2	P	3
Class A common stock	—	—	—		—
Class B common stock	1	—	(1)	Q	—
Additional paid-in capital	—	59,345	3,204	O	54,308
			4,100	B
			2,095	H
			1	Q
			2	P
			7,300	K
			(29,871)	A
			(2,555)	D
			(18,866)	R
			29,554	S
Accumulated deficit	(18,866)	(61,192)	18,866	R	(49,104)
			(1,704)	D
			(1,007)	E
			(1,027)	F
			3,449	G
			11,698	M
			679	N

Total stockholders’ equity	(18,865)	(1,842)	25,914		5,207

Total liabilities, mezzanine equity & stockholders’ equity	$33,120	$13,123	$(36,372)		$9,871

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Fiscal year Ended December 31, 2022

(in thousands, except share and per share amounts)

	Tailwind (Historical)	Legacy Nuburu (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$1,440	$—		$1,440
Cost of revenue	—	4,860	—		4,860

Gross margin	—	(3,420)	—		(3,420)
Research and development expenses	—	4,546	—		4,546
Sales and marketing expenses	—	708	—		708
General and administrative expenses	—	5,324	—		5,324
Formation and operational costs	1,959	—	—		1,959
Operating loss	(1,959)	(13,998)	—		(15,957)

Interest income (expense), net	—	(131)	—		(131)
Change in fair value of warrant liabilities	11,885	—	—		11,885
Interest earned on marketable securities held in Trust Account	1,573	—	(1,573)	a	—

Income (loss) before income taxes	11,499	(14,129)	(1,573)		(4,203)
Income tax expense	(358)	—	—		(358)

Net income (loss)	$11,141	$(14,129)	$(1,573)		$(4,561)

Net income (loss) per share
Basic earnings (loss) per share					$(0.14)	b
Diluted earnings (loss) per share					$(0.12)	c

Weighted average shares outstanding
Basic weighted-average common shares outstanding					32,990,092
Diluted weighted-average common shares outstanding					36,666,068

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Fiscal Year Ended December 31, 2021

(in thousands, except share and per share amounts)

	Tailwind (Historical)	Legacy Nuburu (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$377	$—		$377
Cost of revenue	—	1,766	—		1,766

Gross profit	—	(1,389)	—		(1,389)
Research and development expenses	—	2,463	—		2,463
Sales and marketing expenses	—	1,648	—		1,648
General and administrative expenses	—	3,885	—		3,885
Formation and operational costs	5,572	—	—		5,572

Operating loss	(5,572)	(9,385)	—		(14,957)
Interest income (expense), net	—	1	—		1
Change in fair value of warrant liabilities	23,241	—	—		23,241
Interest earned on marketable securities held in Trust Account	120	—	(120)	a	—

Income (loss) before income taxes	23,361	(9,384)	(120)		8,285
Income tax expense	—	—	—		—

Net income (loss)	$17,789	$(9,384)	$(120)		$8,285

Net income per share
Basic earnings per share					$0.25	b
Diluted earnings per share					$0.23	c

Weighted average shares outstanding
Basic weighted-average common shares outstanding					32,990,092
Diluted weighted-average common shares outstanding					36,666,068

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The pro forma adjustments have been prepared as if the Business Combination had been consummated on December 31, 2022 in the case of the unaudited pro forma condensed combined balance sheet and on January 1, 2021, the beginning of the earliest period presented in the unaudited pro forma condensed combined statement of operations, and are inclusive of the Closing Date Redemptions.

The unaudited pro forma condensed combined financial information is prepared assuming the following methods of accounting in accordance with GAAP.

The Business Combination is accounted for as a reverse recapitalization in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of Legacy Nuburu with the acquisition being treated as the equivalent of Legacy Nuburu issuing stock for the net assets of Tailwind, accompanied by a recapitalization. The net assets of Tailwind are stated at historical cost, with no goodwill or other intangible assets recorded.

The pro forma adjustments represent management’s estimates based on information available as of the date of the Form 8-K and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

2.	Accounting Policies

Since consummation of the Business Combination, management has commenced a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Nuburu. Based on its initial analysis, management has not yet identified any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any material differences in accounting policies.

3.	Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The pro forma basic and diluted per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Common Stock outstanding as of Closing, assuming the Business Combination and other related events occurred on January 1, 2021.

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2022

The unaudited pro forma condensed combined balance sheet as of December 31, 2022 reflects the following adjustments (in thousands):

A – Reflects the liquidation and reclassification of $33.1 million of investments held in the trust account to cash and cash equivalents, which includes the $75,000 second extension payment made on January 9, 2023, net of redemption payments of $29.9 million, that became available for general corporate use of the Company at Closing.

B – Reflects the proceeds of $4.1 million from the issuance and sale of the Legacy Company Notes issued in January 2023.

C – Represents the cash disbursement for the estimated direct and incremental transaction costs of $6.4 million incurred prior to, or concurrent with the Closing by Tailwind and Legacy Nuburu, including the deferred financing costs and extension payments, in connection with the Transactions.

D – Represents the recognition against additional paid-in capital of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu. This adjustments converts $4.3 million in costs originally recognized in Legacy Nuburu’s historical financial statements as a deferred transaction costs asset to additional paid-in capital as of the Closing.

E – Represents the addition of costs incurred by Tailwind related to the consummation of the Business Combination between Tailwind and Legacy Nuburu subsequent to the historical December 31, 2022 financial statements.

F – Represents the addition of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu subsequent to the historical December 31, 2022 financial statements.

G – Reflects the waiver of costs incurred by Tailwind related to the consummation of the Business Combination between Tailwind and Legacy Nuburu.

H – Reflects the waiver of costs incurred by Legacy Nuburu related to the consummation of the Business Combination between Tailwind and Legacy Nuburu.

I – Represents the settlement in cash of $2.6 million in Tailwind accounts payable and accrued expenses.

J – Represents the settlement in cash of $3.2 million in Legacy Nuburu accounts payable and accrued expenses.

K – Reflects the settlement of Legacy Company Notes issued as of December 31, 2022 and payable in Legacy Nuburu Common Stock.

L – Represents the settlement of the extension loan.

M – Reflects the waiver of Tailwind’s $11.7 million deferred underwriting fee payable to Jefferies LLC.

N – Reflects the cancellation of Tailwind’s 9,700,000 Private Placement Warrants held by Sponsor in connection with the Closing.

O – Reflects the reclassification of $3.2 million of Class A Common Stock subject to redemption to permanent equity.

P – Reflects the conversion of 40,392,723 shares of Legacy Nuburu Preferred Stock to Common Stock.

Q - Reflects the forfeiture of all 8,355,393 shares of the Sponsor’s Class B Common Stock other than 1,150,000 shares of Common Stock (of which, 150,000 shares were transferred to Nautilus Master Fund, L.P. and 50,000 shares were transferred to Cohen & Company Capital Markets at Closing) and 650,000 shares of Series A Preferred Stock.

R - Reflects the elimination of Tailwind’s historical accumulated deficit with a corresponding adjustment to additional paid-in capital for Legacy Nuburu in connection with the reverse recapitalization at the Closing.

S - Reflects the redemption of 2,916,653 shares of Tailwind Class A Common Stock in connection with Tailwind’s December 27, 2022 special meeting of stockholders.

Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Fiscal Year Ended December 31, 2022 and for the Fiscal Year Ended December 31, 2021

The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2022 and for the fiscal year ended December 31, 2021 reflects the following adjustments:

a – Represents the elimination of interest income earned on cash equivalents held in Tailwind’s Trust Account during the period.

b – Basic net loss per share as a result of the pro forma adjustments.

c – Diluted net loss per share as a result of the pro forma adjustments.

4.	Net Income per Share

As the Business Combination has been reflected as if it occurred on January 1, 2021 for purposes of the unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2022 and the year ended December 31, 2021, the calculation of weighted average shares outstanding for pro forma basic and diluted net income per share assumes the shares issuable in connection with the Business Combination had been outstanding as of such date.

In thousands, except share and per share amounts	For the Fiscal Year ended December 31, 2022	For the Year ended December 31, 2021
Pro forma net (loss) income	$(4,561)	$8,285
Weighted average shares outstanding – Basic	32,990,092	32,990,092
Weighted average shares outstanding – Diluted	36,666,068	36,666,068
Basic net income (loss) per share, Class A Common Stock	$(0.14)	$0.25
Diluted net income (loss) per share, Class A Common Stock	$(0.12)	$0.23

The above calculation excludes the effects of dilutive preferred stock from the computation of diluted net loss per share as the effect would be to reduce the net income per share. Therefore, the weighted average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders of the combined entity is the same.